Writer's Direct Dial: (212) 225-2510 E-Mail: wgorin@cgsh.com

March 1, 2010

BY EDGAR AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2009 Filed June 23, 2009 File No. 1-06439

Dear Mr. Spirgel:

On behalf of our client Sony Corporation (“Sony”), we set forth herein responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated January 27, 2010 with respect to the above referenced Annual Report on Form    20-F for the fiscal year ended March 31, 2009.

As requested by the Staff, we include as Annex I a letter from the Executive Vice President and General Counsel of Sony which sets forth the requested acknowledgements with respect to filings made by Sony.

Mr. Larry Spirgel, p. 2

Form 20-F for the fiscal year ended March 31, 2009

Cash Flows, page 67
Liquidity Management and Market Access, page 71

1.
Refer to your disclosures on page 67 regarding "net cash provided by operating activities and used in investing activities combined" excluding the Financial Services segment and on page 71 regarding "free cash flow generated from business operations."  In future filings, please expand your disclosure regarding the relevance of these measures, explaining how investors should use these measures to evaluate your liquidity.  Additionally, you should disclose any limitations on the use of these measures by investors.

Response:  Sony notes the Staff’s comment and respectfully informs the Staff that it does not expect to include a reference to “free cash flow” in the Annual Report on Form 20-F for the fiscal year ending March 31, 2010.  Please also refer to Sony’s response to the Staff’s comment number 2, below.  To the extent that Sony includes references to “cash flow from operating and investing activities combined excluding the Financial Services segment's activities” in future filings of the Annual Report on Form 20-F and quarterly earnings releases, Sony will include additional disclosures in a form substantially similar to the language below, which is based on facts and circumstances that existed for the fiscal year ended March 31, 2009:

Sony has included the information for cash flow from operating and investing activities combined excluding the Financial Services segment’s activities, as its management frequently monitors this financial measure, and believes this non-GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the section Information of Cash Flows Separating Out the Financial Services Segment (Unaudited), shown below.  This information and the separate condensed presentations shown below are not required or prepared under U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because Sony Financial Holdings Inc., which  constitutes together with its subsidiaries a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest, and they secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations, because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

Mr. Larry Spirgel, p. 3

A reconciliation of the differences between the cash flows reported in the consolidated financial statements and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009

Net cash provided by operating activities reported in the consolidated statements of cash flows	561,028	757,684	407,153

Net cash used in investing activities reported in the consolidated statements of cash flows	(715,430)	(910,442)	(1,081,342)
	(154,402)	(152,758)	(674,189)

Less: Net cash provided by operating activities within the Financial Services segment	256,540	242,610	300,096

Less: Net cash used in investing activities within the Financial Services segment	(276,749)	(873,646)	(602,368)

Eliminations *	8,678	25,909	(2,834)

Cash flow from operating and investing activities combined excluding the Financial Services segment’s activities	(125,515)	504,187	(374,751)

*
Eliminations primarily consist of intersegment loans and dividend payments.  Intersegment loans are between Sony Corporation and Sony Finance International Inc., an entity included within the Financial Services segment.

Mr. Larry Spirgel, p. 4

2.
Additionally, since we consider free cash flow to be a non-GAAP measure of liquidity, you must reconcile it to the most closely comparable GAAP measure. Please see question 13 of our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm and revise your future filings accordingly.  Further, you should state that your measure may not be comparable to similarly titled measures reported by other companies.

Please provide us your proposed disclosures.

Response:  Sony respectfully informs the Staff that it does not expect to include the term “free cash flow” in the Annual Report on Form 20-F for the fiscal year ending March 31, 2010 as described in the response to the Staff’s comment number 1.  However, Sony continuously evaluates the metrics it utilizes for internal use and which may be useful to investors.  In cases where additional cash flow measures, including measures such as “free cash flow", are used in the future, Sony will continue to address the points raised within the Staff’s Compliance and Disclosure Interpretations regarding these measures.  Also, as noted in the response to comment number 1, Sony plans to modify, as applicable, in future filings of its Annual Report on Form 20-F and quarterly earnings releases, its disclosures to address the Staff’s Compliance and Disclosure Interpretations related to the use of the measure “cash flow from operating and investing activities combined excluding the Financial Services segment’s activities”.

Issues Facing Sony and Management's Response to these Issues, page 74

3.
We note that as of April 1, 2009, you implemented a major reorganization through the strategic integration of the electronics and games businesses.  Tell us if the reorganization resulted in a reassignment of goodwill to certain reporting units and what your basis was for reassigning goodwill to reporting units affected.

Mr. Larry Spirgel, p. 5

Response:  Sony respectfully informs the Staff that the reorganization as of April 1, 2009 did not result in any changes in the composition of reporting units and accordingly had no impact on the assignment of goodwill within any reporting units.

The reorganization repositioned operations (reporting units) that had been previously reported within the Electronics, Game, and All Other reporting segments into the newly established Consumer Products & Devices (“CPD”), Networked Products & Services (“NPS”), B2B & Disc Manufacturing (“B2B & Disc”) and Music segments.  The CPD segment includes products such as televisions, digital imaging, audio and video, semiconductors and components.  The NPS segment includes Game as well as PC and Other Networked Products.  The B2B & Disc segment is comprised of the B2B business, including broadcast- and professional-use products, as well as Blu-ray DiscTM, DVD and CD disc manufacturing.  The Music segment includes Sony Music Entertainment, Sony Music Entertainment (Japan) Inc., and a 50% owned, U.S.-based joint venture in the music publishing business, Sony/ATV Music Publishing LLC.

The reorganization and associated impact on Sony’s management reporting structure resulted in entire reporting units being assigned intact to the new segments.  Accordingly, it was not necessary to perform a relative fair value allocation of goodwill in connection with this reorganization.

Goodwill and Other Intangible Assets, page 81

4.
We note that a hypothetical 10% decrease in the fair value of a reporting unit in the Pictures segment would cause it to fail step one of the goodwill impairment test.  Also we note that the Game segment has incurred operating losses during each of the last three years.  In this regard, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your goodwill impairment testing policy.  This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill.  Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test

Mr. Larry Spirgel, p. 6

•	Amount of goodwill allocated to the unit

•	Description of the methodology used to determine fair value

•	Description of key assumptions used and how the key assumptions were determined

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

Please provide us your proposed disclosures.

Response:  Sony respectfully informs the Staff that it evaluated a variety of factors when determining which reporting units with material goodwill were at risk of failing step one of the goodwill impairment test.  These factors included the amount of goodwill in each reporting unit, which reporting units subjected to a hypothetical 10 percent decrease in fair value would have failed step one of the goodwill impairment test, the significance of the difference between fair value and carrying values of the reporting units and an evaluation of the sensitivity of and uncertainty associated with key assumptions used in determining fair value.

Supplementally, Sony informs the Staff that it determined that a substantial decrease in fair value would be required before any reporting unit with material goodwill, with the exception of a reporting unit in the Pictures segment which is addressed further below, would have a carrying value in excess of its fair value.  While Sony considered the significance of the difference between fair value and carrying value when determining the appropriateness of the overall disclosures, this was only one factor considered as described above.

Regarding the Production and Distribution reporting unit within the Pictures segment, which had 93,509 million yen of goodwill as of March 31, 2009, Sony notes the Staff’s comment and will include additional disclosures within the critical accounting policies in future filings of the Annual Report on Form 20-F, in a form substantially similar to the language below, which is based on facts and circumstances that existed for the fiscal year ended March 31, 2009.  Changes to the previous disclosure are set forth in bold for the Staff’s convenience.

Mr. Larry Spirgel, p. 7

Management believes that the estimates of future cash flows and fair value used in the goodwill impairment tests are reasonable; however, future changes in estimates resulting in lower than currently anticipated future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and other intangible assets in the future.  In addition to the estimates of future cash flows, two of the most significant estimates involved in the determination of fair value of the reporting units were the discount rates and perpetual growth rate applied to terminal values used in the discounted cash flow analysis.  The discount rates used in the cash flow models for the goodwill impairment testing for the fiscal year ended March 31, 2009 considered market and industry data as well as specific risk factors for each reporting unit.  The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, were generally set after an initial three-year forecasted period, although certain reporting units, including the Pictures reporting unit described below, utilized longer forecasted periods, and were based on historical experience, market and industry data.  In order to evaluate the sensitivity of the fair value calculations on the impairment analysis, Sony applied a hypothetical 10 percent decrease to the fair value of each reporting unit.  Other than as it relates to the Pictures reporting unit discussed below, a hypothetical 10 percent decrease to the fair value of each reporting unit would not have resulted in a failure of step one of the goodwill impairment test.

Pictures Reporting Unit

For the Production and Distribution reporting unit within the Pictures segment, as of March 31, 2009, a hypothetical 10 percent decrease to the fair value of the reporting unit would have resulted in that reporting unit failing the first step of the goodwill impairment test.  As of March 31, 2009, this reporting unit had 93,509 million yen of goodwill and the fair value of the reporting unit exceeded the carrying value of the reporting unit by approximately 8 percent.  Sony determined the fair value of the reporting unit using a discounted cash flow analysis.  The discounted cash flow analysis included the projected cash flows from the most recent three year business plan plus an additional seven years of projected cash flows based off of the three year plan.  A terminal value was included in this discounted cash flow analysis.  The terminal value was based on an exit price in year ten using an earnings multiple applied to the projected year ten cash flows.  The significant estimates and assumptions used included the discount rate reflecting the risk inherent in future cash flows, growth rates, timing and amount of future cash flows and the earnings multiple.

Mr. Larry Spirgel, p. 8

A discount rate of 9 percent was applied to reflect the risks inherent in the future cash flows of the reporting unit and was derived from the weighted average cost of capital of market participants in similar businesses.  Changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity for the entertainment industry, could increase the discount rate in the future, thus decreasing the fair value of the reporting unit.  A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would have decreased the fair value of the reporting unit below that of its carrying value, thereby resulting in the reporting unit failing step one of the goodwill impairment test.

The earnings multiple used to calculate the terminal value was obtained through research analyst estimates and values observed in private market transactions.  A decrease in the expected cash flow growth rate or profitability in this industry could decrease the earnings multiple and thus decrease the fair value of the reporting unit.

A number of key assumptions were used in developing the most recent business plan, the future cash flows and the growth rate of the reporting unit including: (1) the current and expected economic climate and its projected impact on discretionary consumer spending and the advertising market, (2) the historical decline in DVD sales partially offset by an increase in DVD rental revenue, (3) the continued adoption of Blu-ray DiscTM and digital formats, (4) the continued development and production of “event” or “tent-pole” and animated motion picture properties and (5) changes in the cost structure of the reporting unit related to overhead, marketing and motion picture and television production costs.  Growth rates assumed beyond the current business plan took into consideration management’s outlook for the future and were compared to historical performance to assess reasonableness.  The assumed growth rate for cash flows beyond the current three year business plan was approximately 4 percent.  A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have decreased the fair value of the reporting unit below that of its carrying value, thereby resulting in the reporting unit not failing step one of the goodwill impairment test.

Mr. Larry Spirgel, p. 9

The following uncertainties are associated with the key assumptions described above and could have a negative effect on the most recent business plan, the future cash flows and the growth rate of the reporting unit:

•
The cost of productions and marketing, labor costs, consumer acceptance, timing of releases or syndication sales and the availability of competing products and entertainment alternatives could vary from the amounts assumed in Sony’s projections.

•
Incremental deterioration of major retailers, acceleration of the maturation of the DVD format and increasing competition for retailer shelf space could result in a more rapid decline in DVD sales worldwide beyond Sony’s expectations.

•
The reporting unit is subject to digital piracy and illegal downloading, which have become increasingly prevalent with the development of new technologies and the availability of broadband internet connections.  The availability of unauthorized content contributes to a decrease in legitimate product sales and puts pressure on the price of legitimate product sales.  This could negatively impact the sales and profitability assumptions included in the projections.

•
Foreign exchange rate fluctuations beyond the rates included in the cash flow estimates could affect financial results of the reporting unit because a large portion of the reporting unit's sales and assets are denominated in currencies other than the U.S. dollar, which is the reporting currency of the reporting unit.

•
A significant portion of the reporting unit’s revenues are from the licensing of its image-based software, including its motion picture and television content, to U.S. and international television networks, which derive a majority of their revenues from the sale of advertising. The reporting unit, to a lesser extent, also directly sells advertising for its image-based software.  If the advertising market is negatively impacted compared to the assumptions in the business plan, this could adversely impact the cash flows of the reporting unit.

Mr. Larry Spirgel, p. 10

Due to the inherent uncertainties involved in making the estimates and assumptions used in the fair value analysis summarized above, actual results may differ which could significantly alter the fair value of the reporting unit and possibly cause the reporting unit to fail step one of the goodwill impairment test.

Regarding the Game reporting unit, which had 123,432 million yen of goodwill as of March 31, 2009, Sony notes the Staff's comment regarding the operating losses incurred during each of the last three fiscal years.  During the annual test of impairment for goodwill, Sony determined that the estimated fair value for the Game reporting unit substantially exceeded its carrying value.  The Game reporting unit has experienced operating losses in the last several years, primarily due to the game platform development cycle and the strategic pricing of the PlayStation 3 (“PS3”) hardware, which are discussed further below.  Sony considered the Game reporting unit’s recent operating results, the uncertainty associated with the key assumptions used in determining fair value and the sensitivity of these assumptions in relation to the substantial excess of fair value compared to carrying value of the Game reporting unit in determining the nature of disclosures within the critical accounting policies.  In order to specifically address these matters, Sony will include additional disclosures within the critical accounting policies in future filings of the Annual Report on Form 20-F, in a form substantially similar to the language below, which is based on facts and circumstances that existed for the fiscal year ended March 31, 2009.

Game Reporting Unit

Fair value for the Game reporting unit, which had 123,432 million yen of goodwill as of March 31, 2009, was estimated using a discounted cash flow analysis including projected cash flows from the most recent three year business plan as well as a terminal value.  The estimated fair value for the Game reporting unit at its annual impairment testing date substantially exceeded its carrying value.  Sony developed estimates and assumptions to determine the fair value of the reporting unit.  These assumptions considered the recent historical operating losses of the Game reporting unit and management’s plans to return to profitability.  The significant estimates and assumptions included the timing and amount of future cash flows, the discount rate reflecting the risk inherent in future cash flows and the perpetual growth rate used to calculate the terminal value.  These assumptions included (1) the projected growth rate of the game console installed base and the related assumptions regarding (2) projected software revenue, (3) projected peripherals revenue, (4) the continued expansion of the online network business and (5) the pricing of game consoles, particularly the PS3, relative to production cost.

Mr. Larry Spirgel, p. 11

The following uncertainties are associated with the key assumptions described above and could have a negative effect on the most recent business plan, the future cash flows and the perpetual growth rate of the reporting unit:

•
The levels of future game console sales, particularly the PS3, are uncertain and subject to competitive market forces, technological advances and timing of the introduction of new features and platforms by Sony and its competitors.  PS3 hardware unit sales for the fiscal year ending March 31, 2010 are estimated to reach 13 million units, which is an increase of approximately 3 million units over the previous fiscal year.  Future game console sales levels may vary from Sony’s projections depending on future pricing, competitors’ actions and the introduction of new technologies by Sony and others into the marketplace.

•
The continued stable cash flows from software sales driven by the growth of the game console installed base, which is projected to offset declines in software revenue from older gaming platforms, could be negatively impacted by declines in future royalties received from third-party software developers, lower game console sales or an inability to provide an attractive line-up of software to customers.

•	The growth of cash flows from peripherals as new products are introduced, such as motion controllers, could vary from Sony’s projections.

Mr. Larry Spirgel, p. 12

•
The continued expansion of online network cash flows, building upon the networking or functionality of the PS3 and other Sony products, leading to user fees, software, music and video download revenue and ancillary revenue is uncertain and is based on limited historical experience coupled with industry projections.  The future growth of the game console installed base, future royalty rates, overall online market growth and the ability to realize synergies from other Sony businesses as connectivity between non-gaming devices increases is projected to exceed revenue reductions resulting from lower sales of older models of game consoles and related software.  Such future growth is uncertain and may vary from Sony’s estimates.

•	The timing and level of research and development cash flows for future investments required to provide products that maintain competitiveness could vary from Sony’s projections.

Due to the inherent uncertainties involved in making the estimates and assumptions used in the fair value analysis summarized above, actual results may differ which could significantly alter the fair value of the reporting unit.

The uncertainties described above were considered when selecting the perpetual growth rate, which was set after an initial three-year forecasted period, and the discount rate used in the fair value calculation as described above.  The perpetual growth rate applied to determine fair value was 1.5 percent, which was based on historical experience as well as anticipated economic conditions, industry data and Sony’s long term outlook for the business.  These assumptions are inherently uncertain.  The discount rate, applied to reflect the risks inherent in the future cash flows of the reporting unit, was 6.59 percent and considered the weighted-average cost of capital of market participants in similar businesses.  Changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity by market participants within the industry, could increase the discount rate, thus decreasing the fair value of the reporting unit.  In order to evaluate the sensitivity of the fair value estimate as it relates to the discount and perpetual growth rates, Sony hypothetically assumed, while holding all other assumptions constant, a combination of a one percentage point increase in the discount rate and a one percentage point decrease in the perpetual growth rate used, both of which would result in lower estimates of fair value, and concluded that the estimated fair value of the reporting unit would continue to substantially exceed the carrying value.

Mr. Larry Spirgel, p. 13

Sony further advises the Staff that if, in connection with its annual evaluation of goodwill by reporting unit, such analysis shows that the fair value of a reporting unit is no longer substantially in excess of its carrying value or if other factors lead Sony to conclude the reporting unit is at risk for impairment, Sony will include in future filings of the Annual Report on Form 20-F within critical accounting policies and the footnotes as necessary, information that is responsive to the points noted in the Staff’s comment above.

Finally, Sony notes the Staff’s comment to disclose if true, in the critical accounting policies, that none of the reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.  As described above, Sony’s critical accounting policies highlight the reporting unit that, when evaluated against a hypothetical 10 percent decrease in fair value, would have failed the first step of the goodwill impairment test. In addition, as described above, Sony will include additional disclosures related to the Game reporting unit due to its recent operating losses and the estimates, assumptions and uncertainty regarding the timing and amounts of future cash flows.

Consolidated statements of cash flows, page F-8

5.
Please provide us a reconciliation for the differences between the line item "Equity in net (income) losses of affiliated companies, net of dividends" and the similar line item in the Consolidated statements of income for all years presented.

Response:  Supplementally, for the Staff’s benefit, the following table provides a reconciliation of the difference between the line item “Equity in net (income) losses of affiliated companies, net of dividends” from the Consolidated Statements of Cash Flows and the similar line item from the Consolidated Statements of Income for all periods presented:

Mr. Larry Spirgel, p. 14

	Yen in millions
	Fiscal year ended March 31
	2007	2008	2009

Equity in net income (loss) of affiliated companies reported in the consolidated statements of income	78,654	100,817	(25,109)

Dividends from affiliated companies accounted for under the equity method as disclosed in Note 5 (page F-32)	(10,475)	(87,290)	(40,361)

Equity in net income (loss) of affiliated companies, net of dividends reported in the consolidated statements of cash flows *	68,179	13,527	(65,470)

*
In accordance with FAS No. 95 “Statement of Cash Flows”, all dividends received from unconsolidated affiliates accounted for by the equity method of accounting represent a return on capital (i.e. a return of earnings on a cumulative basis) and accordingly are presented as operating cash flows.

6. Transfer of financial assets, page F-32

6.	Please provide the disclosures required in paragraph 17(h)(4) of SFAS 140.

Response:  Sony respectfully informs the Staff that cash flows related to the receivables sales programs, except for the sales proceeds from the initial sales which were disclosed in Note 6, were less than 300 million yen for all periods presented and are therefore considered immaterial.  In the future, if Sony’s receivables sales programs include cash flows beyond the proceeds from the initial sale that are material, Sony will provide the additional disclosures required in paragraph 17(h)(4) of FAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  Sony will include revised disclosures in future filings of Annual Reports on Form 20-F, in a form similar to the language below, which is based on facts and circumstances that existed for the fiscal year ended March 31, 2009.  Changes to the previous footnote are set forth in bold for the Staff’s convenience.

Sony has established several accounts receivable sales programs whereby Sony can sell up to 50,000 million yen of eligible trade accounts receivable in the aggregate at any one time.  Through these programs, Sony can sell receivables to qualified special purpose entities owned and operated by banks.  Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables.  These transactions are accounted for as sales in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables.  Total trade accounts receivable sold during the fiscal years ended March 31, 2008 and 2009 were 181,412 million yen and 130,847 million yen, respectively.  Losses from these transactions were insignificant.  In addition to the cash proceeds from the sales transactions above, net cash flows between the qualified special purpose entities and Sony, including servicing fees, in the fiscal years ended March 31, 2008 and 2009 related to these transactions were insignificant.  Although Sony continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

Mr. Larry Spirgel, p. 15

A subsidiary of the financial services segment has established several receivables sales programs whereby the subsidiary can sell up to 23,000 million yen of eligible receivables in the aggregate at any one time.  Through these programs, the subsidiary can sell receivables to qualified special purpose entities owned and operated by banks.  The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables.  These transactions are accounted for as sales in accordance with FAS No. 140, since the subsidiary has relinquished control of the receivables.  Total receivables sold during the fiscal year ended March 31, 2008 and 2009 were 113,755 million yen and 166,077 million yen, respectively.  Losses from these transactions were insignificant.  In addition to the cash proceeds from the sales transactions above, net cash flows between the qualified special purpose entities and Sony, including servicing fees, in the fiscal years ended March 31, 2008 and 2009 related to these transactions were insignificant.  Although the subsidiary continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

9. Goodwill and intangible assets, page F-36

7.
Tell us the nature of "other charges" in the amount of 14,144 million yen in the All Other segment. If this consists primarily of translation adjustments, tell us why it is significantly more than those of other segments.

Mr. Larry Spirgel, p. 16

Response:  Sony respectfully informs the Staff that, of the amount recorded within the category titled “Other” in the All Other segment, substantially all of the 14,144 million yen relates to translation adjustments.

The amounts recorded in the “Other” category for the All Other segment primarily relate to the impact of translation adjustments from Sony’s acquisition of Bertelsmann AG’s 50% equity interest in SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) on October 1, 2008.  SONY BMG, which has been renamed Sony Music Entertainment, is a U.S.-based operation which initially translates the results of its worldwide subsidiaries principally from the British pound and the euro to the U.S. dollar and, as a result, the yen to U.S. dollar relationship is a key driver of the translation adjustment.  At the time of the acquisition, the yen was approximately 106 against the U.S. dollar whereas the yen ended the fiscal year at approximately 99 against the U.S. dollar.  The differences between the yen and U.S dollar rates resulted in a significant decrease in the goodwill balance due to translation adjustments which are disclosed within “Other” in the All Other segment.   In addition to the yen and U.S. dollar translation, movements between the British pound, euro and U.S dollar also had a net effect of decreasing the goodwill balance recorded in the acquisition of SONY BMG by the fiscal year-end due to translation adjustments.  The Pictures segment had relatively fewer additions to goodwill during the year and its translation adjustments resulted from goodwill being carried primarily in U.S. dollars which experienced year-on-year movements against a variety of currencies which were not as significant as those impacting the acquisition of SONY BMG within the All Other segment.  For example, the yen started the fiscal year at approximately 100 against the U.S. dollar and ended the year at approximately 99 against the U.S. dollar.  Therefore, there was relatively little translation movement in goodwill denominated in U.S. dollars that existed at the beginning of the fiscal year.  Accordingly, most of the translation adjustment resulted from additions made during the year.  Substantially all of the goodwill balances in the Electronics, Game and Financial Services segments are recorded in yen and as such had relatively insignificant foreign currency translation adjustments within “Other”.  There was also an insignificant positive adjustment for the Game segment with an offsetting negative adjustment to the Pictures segment within “Other” due to the transfer of an entity during the fiscal year.

8.
We note that in connection with the acquisition of SME, you recorded restructuring accruals of 11,617 million yen related to SME restructuring activities, the substantial majority of which occurred prior to the acquisition.  Tell us the nature of the exit activity or contractual obligation that resulted in the incurrence of these restructuring accruals as of the acquisition date.

Mr. Larry Spirgel, p. 17

Response:  Sony respectfully informs the Staff that the restructuring accruals of 11,617 million yen consisted of 8,884 million yen for restructuring activities recorded by SONY BMG in accordance with FAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” prior to the October 1, 2008 acquisition date.  The remaining restructuring accrual of 2,733 million yen was recorded in connection with the acquisition in accordance with EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination”.

The restructuring costs that occurred prior to the October 1, 2008 acquisition date were recorded as part of SONY BMG’s pre-acquisition restructuring efforts to downsize its employee base, consolidate and exit certain activities and engage in other activities to reduce its cost structure.  As Sony’s investment in SONY BMG was accounted for under the equity method, Sony recorded its 50% share of these pre-acquisition restructuring costs through the recognition of SONY BMG’s equity results at the time SONY BMG recorded the expense.  As a result of Sony’s acquisition of Bertelsmann’s 50% interest in SONY BMG and the resultant consolidation of SONY BMG’s results by Sony, Sony reflected in its balance sheet the restructuring liability of 8,884 million yen for those restructuring activities that were incurred prior to the acquisition date, but which had not yet been paid or settled by SONY BMG.  The restructuring liability relates to activities previously accrued by SONY BMG but which were unpaid as of the acquisition date representing severance of 6,517 million yen, lease termination costs of 1,705 million yen and other exit activities of 662 million yen.

Sony’s plans at the acquisition date contemplated certain additional restructuring activities primarily focused on the consolidation of certain back office and management functions of SONY BMG with other Sony companies primarily in Europe and Asia.  As such, restructuring plans were a direct result of the acquisition, and Sony recorded a restructuring liability of 2,733 million yen in purchase accounting in accordance with EITF 95-3 which consisted of severance of 2,463 million yen, lease exit costs of 180 million yen and other exit costs of 90 million yen.

To clarify this issue, in the Annual Report on Form 20-F for the fiscal year ending March 31, 2010 Sony will revise the current disclosure on page F-59, which was based on the facts and circumstances existing at the previous Form 20-F filing date, with disclosure substantially similar to the language below:

Mr. Larry Spirgel, p. 18

As a result of the acquisition of SME, Sony reflected in its balance sheet 8,884 million yen of restructuring liabilities which related to restructuring activities undertaken by SME prior to Sony’s acquisition of Bertelsmann AG’s 50% ownership interest, but which had not yet been paid or settled by SME.  The restructuring liability relates to activities previously accrued by SONY BMG but which were unpaid as of the acquisition date representing severance costs of 6,517 million yen and lease, other contract termination and other exit costs of 2,367 million yen.  In connection with the acquisition, Sony also recorded additional restructuring accruals of 2,733 million yen, primarily related to Sony’s plans to consolidate certain SME operations with those of other Sony entities.  These restructuring accruals included severance benefits of 2,463 million yen and lease, other contract termination and other exit costs of 270 million yen.

*****

Mr. Larry Spirgel, p. 19

Please call Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation at 212-833-4838 or me at 212-225-2510 to discuss any questions or comments you may have on this response.

Very truly yours,

/s/ William F. Gorin

William F. Gorin

cc:	Ms. Ivette Leon, Associate Chief Accountant, Division of Corporation Finance, Securities and Exchange Commission

Ms. Kathryn T. Jacobson, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Nobuyuki Oneda, Executive Deputy President and Chief Financial Officer, Representative Corporate Executive Officer, Sony Corporation

Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation

Mr. Michael R. Liesmann, Partner, PricewaterhouseCoopers LLP

Mr. Robert T. Klemm, Partner, PricewaterhouseCoopers LLP

Mr. Akihiko Nakamura, Partner, PricewaterhouseCoopers Aarata

[Letterhead of Sony Corporation]

                Annex I

March 1, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:              Sony Corporation
Form 20-F for the Fiscal Year Ended March 31, 2009
Filed June 23, 2009
File No. 1-06439

Dear Mr. Spirgel:

Reference is made to your letter to Sony Corporation (the “Company”) dated January 27, 2010.

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the Untied States.

Very truly yours,

/s/ Nicole Seligman

Nicole Seligman
Executive Vice President and General Counsel

Mr. Larry Spirgel
March 1, 2010
Re: Sony Corporation
Page 2

cc:	Ms. Ivette Leon, Associate Chief Accountant, Division of Corporation Finance, Securities and Exchange Commission

Ms. Kathryn T. Jacobson, Senior Staff Accountant, Division of Corporation Finance Securities and Exchange Commission

Mr. Nobuyuki Oneda, Executive Deputy President and Chief Financial Officer, Representative Corporate Executive Officer, Sony Corporation